Exhibit 3.2(c)

American Woodmark Corporation

Resolution of the Board of Directors

On June 17, 1999, the Board of Directors of American Woodmark Corporation approved the following resolution by unanimous consent:

RESOLVE, that Article 111, paragraph 1 of the Bylaws of the Corporation is hereby amended to read as follows:

There shall be a Board of Directors consisting of nine persons.

/s/ KENT GUICHARD

Kent Guichard Corporate Secretary

Corporate Seal